SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No.     )

________________________

Image Sensing Systems, Inc.

(Name of Subject Company (issuer))

________________________

Image Sensing Systems, Inc.

(Name of Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 Par Value Per Share, of Image Sensing Systems, Inc.

(Title of Class of Securities)

45244C104

(CUSIP Number of Class of Securities)

Gregory R. L. Smith

Chief Financial Officer

Image Sensing Systems, Inc.

500 Spruce Tree Centre

1600 University Avenue West

St. Paul, Minnesota 55104

(651) 603-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Person)

________________________

Copy to:

Michele D. Vaillancourt

Winthrop & Weinstine, P.A.

225 South Sixth Street, Suite 3500

Minneapolis, Minnesota 55402

(612) 604-6400

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$543,375	$30.32

*

Calculated solely for the purpose of determining the amount of the filing fee. The calculation of the transaction value assumes that options to purchase 172,500 shares of common stock of Image Sensing Systems, Inc. having an aggregate value of $543,375 will be eligible for exchange and will be tendered pursuant to this offer. The aggregate value of the options was calculated using the Black-Scholes option pricing model based on a price per share of common stock of $9.00, which was the closing price of the common stock of Image Sensing Systems, Inc. as reported on The NASDAQ Capital Market on May 21, 2009. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.00005580 times the transaction valuation or $55.80 per $1,000,000 of the transaction value.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.  SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated May 22, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a)	Name and Address.

The name of the issuer is Image Sensing Systems, Inc., a Minnesota corporation (“ISS” or the “Company”). The Company’s principal executive offices are located at 500 Spruce Tree Centre, 1600 University Avenue West, St. Paul, Minnesota 55104, and its telephone number is (651) 603-7700.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to eligible employees of the Company to exchange certain options (the “Eligible Options”) outstanding under the Image Sensing Systems, Inc. 2005 Stock Incentive Plan, as amended (the “2005 Plan”), to purchase shares of the Company’s common stock for new stock options (the “New Options”) to purchase shares of common stock upon the terms and subject to the conditions described in the Offer to Exchange and the related Election to Participate. The New Options will be granted by the Company under the Company’s 2005 Plan and upon the terms and conditions described in the Offer to Exchange and the related Election to Participate attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Offer to Exchange and the Election to Participate, as they may be amended from time to time, are referred to as the “Option Exchange Program.”

Non-employee directors of the Company are not eligible to participate in the Option Exchange Program.

As of April 30, 2009, there were 377,733 shares subject to options outstanding under the 2005 Plan. Of the outstanding options, options to purchase 172,500 shares are eligible for exchange under the Option Exchange Program.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock Subject to the Options”) is incorporated herein by reference. No trading market exists for the options to purchase common stock that are subject to the Offer to Exchange.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address.

The information set forth under Item 2(a) above is incorporated herein by reference. Section 10 of the Offer to Exchange (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options”), which contains information regarding the identity and address of the directors and executive officers of the Company, is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)	Material Terms.

The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section 1 (“New Options; Expiration Date”), Section 3 (“Procedures for Electing to Participate in this Option Exchange Program”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of New Options”), Section 6 (“Conditions of this Option Exchange Program”), Section 8 (“Source and Amount of Consideration”), Section 11 (“Status of Eligible Options Acquired by Us in this Option Exchange Program; Accounting Consequences of this Option Exchange Program”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Tax Consequences”), Section 14 (“Material Income Tax Consequences and Certain Other Considerations for Employees Who Reside Outside the United States”) and Section 15 (“Extension of this Option Exchange Program; Termination; Amendment”) is incorporated herein by reference.

(b)	Purchases.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options”) is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options”) is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes.

The information set forth in the Offer to Exchange under Section 2 (“Purposes of this Option Exchange Program”) is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under Section 11 (“Status of Eligible Options Acquired by Us in this Option Exchange Program; Accounting Consequences of this Option Exchange Program”) is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under Section 2 (“Purposes of this Option Exchange Program”) is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration”) is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under Section 6 (“Conditions of Option Exchange Program”) is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options”) is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options”) is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	Solicitations or Recommendations.

Not applicable.

ITEM 10.  FINANCIAL STATEMENTS.

(a)	Financial Information.

The information set forth in the Offer to Exchange under Section 9 (“Information Concerning ISS; Factors That You Should Consider When Making Your Decision”) and Section 17 (“Additional Information”), and the financial information included in Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

ITEM 12.  EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION
(a)(1)	Offer to Exchange dated May 22, 2009
(a)(2)	Form of Election to Participate
(a)(3)	Form of Confirmation to Employees of Receipt of Election to Participate in the Offer to Exchange
(a)(4)	Form of Notice of Withdrawal
(a)(5)	Form of Confirmation to Employees of Receipt of Notice of Withdrawal
(a)(6)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission (“SEC”) on March 26, 2009 (incorporated herein by reference)
(a)(7)	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed with the SEC on May 14, 2009 (incorporated herein by reference)
(b)	Not Applicable
(d)(1)

Image Sensing Systems, Inc. 2005 Stock Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (Registration No. 333-152117) filed with the SEC on July 3, 2008)

(g)	Not applicable
(h)	Not applicable

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: May 22, 2009

Image Sensing Systems, Inc.

By:	/s/ Gregory R. L. Smith
Gregory R. L. Smith Chief Financial Officer

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
(a)(1)	Offer to Exchange dated May 22, 2009
(a)(2)	Form of Election to Participate
(a)(3)	Form of Confirmation to Employees of Receipt of Election to Participate in the Offer to Exchange
(a)(4)	Form of Notice of Withdrawal
(a)(5)	Form of Confirmation to Employees of Receipt of Notice of Withdrawal
(a)(6)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission (“SEC”) on March 26, 2009 (incorporated herein by reference)
(a)(7)	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed with the SEC on May 14, 2009 (incorporated herein by reference)
(b)	Not Applicable
(d)(1)

Image Sensing Systems, Inc. 2005 Stock Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (Registration No. 333-152117) filed with the SEC on July 3, 2008)

(g)	Not applicable
(h)	Not applicable